Cust Corp.

Statement of Changes in Shareholders' Equity

From November 22, 2021 (Inception) to December 31, 2021

(Unaudited)

	Common Stock		Accumulted deficit	Total Shareholders' Equity
	Shares	Amount		
Balance, November 22, 2021 (Inception)	11,100,000	$ 111	$ -	$ 111
Net loss	-	-	(111)	(111)
Balance, December 31, 2021	11,100,000	$ 111	$ (111)	$ 0